State of Delaware Secretary of State Division of Corporations Delivered 06:47 PM 10/31/2003
FILED 06:47 PM 10/31/2003 SRV 030702292 – 3722633 FILE

CERTIFICATE OF FORMATION

OF

ADVANCED NA, LLC

October 31, 2003

This Certificate of Formation pertains to the formation of ADVANCED NA, LLC, a limited liability company organized under the Limited Liability Company Act of the State of Delaware, as follows:

1.	The name of the limited liability company is ADVANCED NA, LLC (the “Company”).

2.
The address of the Company’s registered office in the State of Delaware is 9 East Loockerman Street, Suite 1B, in the City of Dover, county of Kent. The registered agent at this address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Sami S. Abbasi
Sami S. Abbasi, Organizer